EXIDE TECHNOLOGIES
13000 Deerfield Parkway
Building 200
Milton, Georgia 30004.
August 11, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso, Branch Chief

Re:	Exide Technologies 8 5/8% Senior Notes due 2018 Registration Statement on Form S-4 (File No. 333-174733)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, Exide Technologies (the “Registrant”), hereby requests that the effectiveness of the Registration Statement on Form S 4 (File No. 333-174733) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on Friday, August 12, 2011, or as soon thereafter as practicable.
     No underwriter is or will be involved in the offering contemplated by the Registration Statement, and a preliminary prospectus has not been distributed.
     The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant also acknowledges that they may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 11, 2011

     The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to Joel T. May of Jones Day, the Registrant’s outside counsel, at (312) 269-4307.

Very truly yours, Exide Technologies
By:	/s/Brad S. Kalter
Brad S. Kalter
Vice President, Deputy General Counsel and Corporate Secretary